Free Writing Prospectus

(To the Preliminary Prospectus dated January 10, 2019)

Filed pursuant to Rule 433

Registration No. 333-229180

March 27, 2019

95% of Spot Bitcoin Trading Volume Is Fake: Report

Bitwise Asset Management, which has filed with the Securities and Exchange Commission to trade a Bitcoin ETF, reports that 95% of current spot Bitcoin trading volume is fake.

The firm analyzed order book data and trades from 81 crypto exchanges that reported recent average daily volume on CoinMarketCap.com of more than $1 million and found that the data from 71 of those exchanges was fake or wash trading.

The exchanges reported average daily volume of approximately $6 billion when the actual amount was closer to $270 million spread across 10 exchanges, according to Bitwise.

It presented its findings earlier this week in a report to the SEC, which is considering the Bitwise Bitcoin ETF and the accompanying application by NYSE Arca to list the ETF. The SEC has been concerned about the potential fraud and manipulation in the cryptocurrency market and its chairman, Jay Clayton, told a cryptocurrency conference in November that the issue “needs to be addressed” before he would want to see trading in cryptocurrency ETFs.

The Bitwise research looked at multiple data points reported by the various crypto exchanges, including the online footprints of each exchange — website traffic and Google search results — the trading volume histograms, which showed distribution of trades of all size and their prices, and bid-ask spreads during a four-day period in early March. Among its findings: A buy/sell spread on CoinBene was $34.74 compared with a penny on typical trade on Coinbase Pro.

“The fact that a significant portfolio of the reported daily volume in Bitcoin is demonstrably fake will be unsurprising to many in the industry,” said Matt Hougan, global head of research at Bitwise, in a statement. “This report is simply the first time that the data has been comprehensively assembled and analyzed to formally corroborate those anecdotal suspicions.”

The report notes that exchanges are incentivized to exaggerate trading volume because that attracts additional listings, and each one can pay anywhere from $1 million to $3 million.

Teddy Fusaro, the chief operating officer of Bitwise, explained that trades on these exchanges can be fake despite a blockchain ledger because the ledger doesn’t record everything, including all bids and asks, only the final trade.

The proposed Bitwise Bitcoin ETF Trust would track the Bitwise Bitcoin Total Return Index, which would “draw prices from a large number of cryptocurrency exchanges, representing the majority of currently verifiable Bitcoin trading” and use regulated third-party custodians to hold physical Bitcoin.

The Bitwise Bitcoin ETF Trust has filed a registration statement (including a preliminary prospectus dated January 10, 2019) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.